[GRAPHIC OMITTED][GRAPHIC OMITTED]                Tri-Cities Tennessee/Virginia
                                                  207 Mockingbird Lane
                                                  Suite 300
                                                  Johnson City, Tennessee 37604
                                                  phone:  423.928.0181
                                                  fax:  423.928.5694
                                                  mailing address:
                                                  P.O. Box 3038
                                                  Johnson City, Tennessee  37602

                                                  www.bakerdonelson.com



LINDA M. CROUCH-MCCREADIE
Direct Dial: (423) 975-7623
Direct Fax: (423) 979-7623
E-Mail Address: lcrouch@bakerdonelson.com

                                August 8, 2005


Ms. Jessica Livingston
Senior Attorney
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      United Tennessee Bankshares, Inc.
                  Schedule 13E-3
                  Filed June 24, 2005
                  File No. 05-53331
                  United Tennessee Bankshares, Inc.
                  Preliminary Schedule 14A
                  Filed June 24, 2005
                  File No. 05-23551

Dear Ms. Livingston:

     This letter responds to the comments received from the Staff of the Securities and Exchange Commission by letter dated August 1, 2005, to Mr. Christopher Triplett, with respect to the above-referenced filings of United Tennessee Bankshares, Inc. (the "Company" or "Registrant").

     The following discussion summarizes the manner in which we have revised the Preliminary Schedule 14A in response to Staff comments made in the August 1, 2005 letter (the "Letter"). The following paragraphs of this letter are numbered to correspond to the numbers of the comments contained in the Letter and page numbers refer to pages in the Amendment to the Preliminary Schedule 14A "marked to show changes."

General

     1. Registrant has revised the proxy statement and Schedule 13E-3 to remove all references to "State of Franklin".

Schedule 13E-3

     2. Registrant has revised the proxy statement to include all of the disclosure required by Schedule 13E-3 as to each filing person. Please see the revised section entitled "Determination of Fairness by Merger Corp. and the Directors and Officers of United Tennessee and Merger Corp." on page 28 and the new section entitled "Information about United Tennessee and Merger Corp." on page 48. Additionally, Registrant has revised the proxy statement to disclose that none of the directors or officers have engaged in any securities transactions during the last 60 days. Please see the revised section entitled "Per Share Market Price" on page 13.

Preliminary Schedule 14A

General

     3.  Registrant has revised the proxy  statement  cover sheet to include the
phrase   "Preliminary  Copy"  and  has  revised  the  proxy  card  to  the  word
"Preliminary".

     4. Registrant has added a new section under "The Merger Transaction" entitled "Accounting Treatment" to address this comment. Please see page 38.

Summary Term Sheet Regarding the Going Private Merger

General

     5. Registrant has relocated the Summary Term Sheet so that it precedes the question and answer section related to the annual meeting.

     6. Registrant has added a new subsection to the Summary Term Sheet to more clearly disclose the parties involved in the transaction. Please see page 3. Additionally, Registrant has revised the section entitled "Determination of Fairness by Merger Corp. and the Directors and Officers of Merger Corp." Please see page 28.

The Merger Agreement, page 3

     7. Registrant has added clarifying language on page 3 under "The Merger Agreement" subsection related to the fact that the Merger Corp. is a shell corporation formed solely to facilitate this transaction.

     8. Registrant has omitted the parenthetical phrase "(including certain family ownership)" throughout the proxy statement and instead explained that beneficial ownership includes the shareholder and his or her spouse and minor children.

Reasons for the Going Private Merger, page 4

     9. Registrant has quantified the costs referenced in this subsection and added the language related to administration of shareholder accounts. Please see page 4.

     10. Registrant has added three additional "disadvantages" to the subsection entitled "Disadvantages of the Going Private Merger." Please see page 4.

Material U.S. Federal Income Tax Consequences, page 4

     11.   Registrant   has  added  language  to  describe  the  tax  effect  on
shareholders who retain their shares. Please see page 5.

Source and Amount of Funds for the Going Private Merger, page 5

     12. Registrant has revised this subsection to disclose that approval of the Office of Thrift Supervision for the dividend from Newport Federal Bank to United Tennessee has been received. Please see page 5.

Summary Financial Information, page 7

     13. Registrant has added June 30, 2005 interim financial information. Please see pages beginning on page 10.

Per Share Market Price, page 10

     14. Registrant has added per share market price for the first two quarters of 2005 to its chart on page 13.

Proposal 1 -- Approval of the Merger Agreement

Background of the Going Private Merger Proposal, page 14

     15. See new language which cross references the discussion regarding Triangle's qualifications and experience. Please see page 18.

     16. Because the "qualifications and limitations" are stated with some specificity (and at some length) in the section entitled "Opinion of Financial Advisor", Registrant has cross referenced that discussion and specified that it includes a discussion of these qualifications and limitations.

     17. Registrant deleted the phrase "several reasons" and believes the disclosure now sets out three reasons for choosing the 2,500 share threshold. Please see page 15.

     18. Registrant has revised the disclosure regarding the various means of going private as requested. Please see page 16. The Board did not consider that any of the filing persons will be taxed in the transaction as a factor in its analysis. Registrant discloses on page 7 and page 22, the fact that none of the filing persons will be cashed out in the merger. Additionally, in the section entitled "Material U.S. Federal Income Tax Consequences of the Going Private Merger," Registrant discloses that since none of the directors will be cashed out, none of the directors will be taxed. Please see page 37.

     19. Please see the expanded discussion in "Background of the Going Private Merger Proposal" regarding the November, 2004 Board meeting and information regarding the Company's stock trading volume and shareholder base which was discussed at the meeting. Please see page 17.

     20. Registrant has revised the proxy statement on page 18 to further explain the circumstances surrounding its approach to another financial institution in another market. United Tennessee did not make a firm offer to such financial institution.

     21. Registrant has revised the proxy statement to explain why it selected $22.00 within the acceptable range of $19.00 to $23.00. Please see page 19.

     22. See additional discussion regarding Triangle's summary perspective financial analysis at the April 12, 2005 meeting beginning on page 19.

     23. Registrant has expanded the discussion on page 19 to address the Board's consideration of funding the transaction by the dividend from Newport Federal Bank to United Tennessee.

Reasons for the Going Private Merger, page 15

     24. Registrant has further described the expenses related to its public company status. Please see page 20.

Effects of the Going Private Merger, page 16

     25. Registrant has revised the section to more particularly label the benefits and detriments of the transaction. Registrant has quantified the effects to the extent possible. Please see page 22.

Remaining Unaffiliated Shareholders, page 18

     26. Registrant has revised the bullet point as requested to explain the loss of liquidity for shareholders who wish to sell shares after the transaction has been completed. Please see page 23.

Effects of the Going Private Merger, page 19

     27. Registrant has included the omitted language and clarified the procedure for determining whether a shareholder has enough shares to remain a shareholder. Please see page 24. United Tennessee will not presumptively proceed to cash-out all accounts with fewer than 2,500 shares regardless of apparent common ownership of multiple accounts which together hold 2,500 or more shares. Registrant has disclosed that shareholders in the letter of transmittal will be able to certify as to the aggregate number of shares owned and how such shares are owned (certificate or street).

Recommendation of the Board of Directors; Fairness of the Going Private Merger proposal, page 20

     28. After consideration of the Staff's comment, Registrant has elected to remove the language "administrative and regulatory burden of being a public company" as it does not believe that is distinguished from the financial cost already discussed.

     29. While Registrant cannot quantify the decrease in expenses associated with fewer shareholder accounts, it has expanded the discussion to list some of the types of costs associated with maintaining shareholder accounts. Please see page 25.

     30. Registrant has revised the language to clarify that the inability of shareholders to buy and sell shares in a public market is the effect of the transaction described. Please see page 25.

     31. After consideration of the Staff's comment, Registrant has deleted the phrase "derive little benefit from United Tennessee's status as a publicly-held corporation" as it believes the reasons are adequately described otherwise.

     32. Registrant has added a discussion on the "going concern value." Please see page 26.

     33. Registrant has clarified that the board believes that, in light of the Tennessee corporate authority for dissenters rights, the procedural rights of unaffiliated shareholders are, in fact, safeguarded. Please see page 27.

     34. Registrant has cross-referenced the reader to the dissenters rights discussion in this section to highlight why the board believes unaffiliated shareholders have a procedural safeguard. Please see page 27.

     35. Registrant is required by its banking regulatory agencies to obtain an audit and will continue to mail its annual audited financial statements to the remaining shareholders.

     36. Registrant has disclosed on page 28 the negative factors it considered in making its fairness determination.

     37. The Board did not consider the other financial institution offer in making its fairness determination. Registrant has deleted the last sentence of the paragraph on page 27 regarding a fairness determination. Registrant believes the sentence was misplaced as that paragraph responds to the issue of whether there have been other potential transactions in the last two years.

Opinion of Financial Advisor, page 26

     38. Registrant has revised this section to remove references that the summary of Triangle's opinion is qualified in its entirety by the full text of the opinion. In addition, Registrant has filed as exhibits to the Schedule 13E-3 the confidential materials presented to the Company's Board of Directors by Triangle Capital Partners at the November 4, 2004, January 15, 2005 and April 12, 2005 Board meetings. The discussion set forth in the section entitled "Opinion of Financial Advisor" describes the oral presentations made to the members of the Board of Directors by Triangle Capital Partners during those Board meetings.

     39. There has been no material relationship within the last two years between Triangle and United Tennessee. As disclosed in the Summary Term Sheet and on page 29, United Tennessee has agreed to pay Triangle a fee of $35,000 as compensation for its financial advisory services rendered in connection with the Going Private Merger.

     40. The only assumptions management provided to Triangle were dividend payment amounts and total asset growth. We have disclosed those instances where relevant. In the section entitled "Discount Analysis", we outlined the estimated dividends per share for the fiscal years ending December 31, 2005 through 2009. Please note that there are no earnings per share projections included in the table on page 27. Rather, these earnings are for the last twelve months, and this information reflects publicly available information for the twelve month period ending December 31, 2004. Accordingly, the reference to "earnings per share" has been deleted.

     41. Registrant has considered adding the United Tennessee information to the peer group tables on page 32, but Registrant has elected not to include it in that table. This information was not presented in this fashion to the Board. Also, Registrant feels that it could be confusing to include it in the actual tables themselves. However, Registrant has included the same information for the Company in a similar tabular format so that shareholders would have the information as a comparison. For the same reasons, Registrant has not included the information in the premium analysis table; however, Registrant has provided the same information regarding United Tennessee below the table for shareholder reference.

     42. Please see page 34 for the additional discussion regarding how Triangle determined the discount rate.

     43. Due to the fairly limited amount of data required to be discussed in connection with the "Discount Analysis" discussion, Registrant does not feel that presenting it on tabular format assists in clarifying this analysis to shareholders. So, Registrant has elected to keep this in text form.

     44. Triangle was not asked to opine on the fairness of the going private transaction to unaffiliated shareholders as a separate group because the relative equity rights of the affiliated shareholders with respect to the going private merger do not differ from nonaffiliated shareholders who are not cashed out in connection with this transaction. Triangle's opinion is addressed to all shareholders. Registrant was unable to find Staff's reference to a fairness determination regarding only unaffiliated shareholders.

     45. Registrant has attempted to discuss the price range in its connection to the separate financial analyses conducted by Triangle. This is included in the discussions set forth under "Background of the Going Private Merger Proposal."

Federal Income Tax Consequences to Shareholders Who Are Not Cashed-Out in the Going Private Merger, page 30

     46. Please see page 36 for a cross reference to the tax opinion that has been filed as an exhibit to the Schedule 13E-3.

Conduct of United Tennessee's Business after the Going Private Merger, page 32

     47. and 48. Please see page 39 for clarification that certain of the company's reporting obligation will continue until 90 days after the filing of the Form 15.

     49. After consideration of the Staff's comment, Registrant has deleted the language cited as inapplicable to the Registrant as Registrant believes it will continue to meet its capital needs from internal growth.

     50. After consideration of the Staff's comment, Registrant has deleted the language cited as inapplicable to the Registrant as Registrant believes it will continue to meet its capital needs from internal growth, thus no private or public equity offering is contemplated.

Proposal 2 -- Election of Directors

General

     51. We have reviewed Item 7 of Schedule 14A and have made revisions to the disclosure we believe appropriate. Specifically, we have added descriptive language regarding the audit committee and the procedures by which shareholders can make nominations to the board of directors. We believe the disclosure otherwise complies with the other elements of Item 7. Please see pages 51 and 52.

General

     52. Registrant has disclosed that the bylaw provision prohibiting Mr. Self from being nominated is a mandatory retirement age provision for directors. Please see page 50.

     53. The table has been corrected to reflect that Mr. Inman is not currently a board member and has been nominated to be first elected to the board at the 2005 annual meeting.

Director Compensation, page 44

     54. Registrant has revised disclosure to reflect that the directors receive no "fees."

     55. Registrant has revised to reflect the relationship of the boards of Newport Federal Bank and United Tennessee.

Executive Compensation

Option Year-End Value Table, page 46

     56. Registrant has revised the footnote to reflect that the shares were sold in the open market. Please see page 54.

Fairness Opinion of Triangle Capital Partners

     57. Registrant has made the appropriate  corrections.  For some reason, the
periods  at  various  portions  of  this  letter  were  eliminated   during  the
Edgarization process.

     58. Triangle has agreed to provide us with written confirmation of its approval of the description regarding Triangle's opinion in the proxy statement once the format is finalized. Triangle has consented to the description in this proxy statement as presented in this filing and the original filing, and the Company has received written confirmation regarding the same.

     We have provided staff with marked copies of the amendment to the Schedule 14A and Schedule 13E-3 to expedite its review. Also attached is the acknowledgement requested by the staff and signed by United Tennessee and each filing person.

     If you have any questions or require additional information, please feel free to contact me.

                                     Very truly yours,



                                     /s/ Linda M. Crouch-McCreadie


Enclosure

cc:      Richard G. Harwood

                                 ACKNOWLEDGMENT

     Pursuant to the request of the Staff of the Securities and Exchange Commission in its letter dated August 1, 2005, regarding United Tennessee Bankshares, Inc., the undersigned acknowledge that:

     * the undersigned are responsible for the adequacy and accuracy of the disclosures in the filings;

     * staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

     * the undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         DATED:  August 4, 2005

                                    UNITED TENNESSEE BANKSHARES, INC.
                                    By:
                                        /s/Richard G. Harwood
                                        ----------------------------------------
                                           Richard G. Harwood
                                           President and Chief Executive Officer

                                    UNITED TENNESSEE MERGER CORP.

                                    By: /s/Richard G. Harwood
                                       -----------------------------------------
                                           Richard G. Harwood
                                           President and Chief Executive Officer

                                        /s/Richard G. Harwood
                                       -----------------------------------------
                                           Richard G. Harwood

                                        /s/J. William Myers
                                       -----------------------------------------
                                           J. William Myers

                                       /s/ Tommy C. Bible
                                      ------------------------------------------
                                           Tommy C. Bible

                                       /s/ William B. Henry
                                       -----------------------------------------
                                           William B. Henry

                                      /s/Ben W. Hooper, III
                                     -------------------------------------------
                                         Ben W. Hooper, III

                                     /s/ Robert L. Overholt
                                     -------------------------------------------
                                         Robert L. Overholt

                                     /s/ Robert D. Self
                                   ---------------------------------------------
                                         Robert D. Self